EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2013
Page 1

The following discussion and analysis of the operations, results and financial position of Coral Gold Resources Ltd. (the “Company” or “Coral”) should be read in conjunction with the Company’s audited condensed consolidated financial statements for the year ended January 31, 2013 and the notes thereto (“Consolidated Financial Statements”).

This Management Discussion and Analysis (“MD&A”) is dated May 30, 2013 and discloses specified information up to that date. Coral is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in Canadian dollars.

Throughout this report we refer to “Coral”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Coral Gold Resources Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.coralgold.com.

Business Overview

The Company is an exploration stage entity whose principal business activities are the acquisition, exploration and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company’s present principal exploration activities have been focused on the Robertson mining claims located in Crescent Valley, Nevada. The Company is a reporting issuer in British Columbia, Alberta and Ontario, a foreign issuer with the United States Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol CLH, on the OTCBB under the symbol CLHRF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

The Consolidated Financial Statements reflect the financial position and results of operations of Coral and its active US subsidiary, Coral Resources, Inc. All material intercompany transactions have been eliminated.

Overall Performance

The following is a summary of significant events and transactions during the year ended January 31, 2013 and to the date of this MD&A:

Robertson Property, Nevada

Coral’s Robertson property is an advanced stage exploration project located along the Battle Mountain/Cortez Gold trend in north-central Nevada and immediately adjacent to the Pipeline gold mine.  Over the past 25 years, Coral Gold and various joint venture partners have spent more than $25 million exploring the Robertson property. In that time an extensive database comprised of 533,453 feet of drilling through 1,160 drill holes and 101,757 gold assays has outlined 10 gold zones.

In January 2012, Coral's independent engineering firm, Beacon Hill Consultants (1988) Ltd. published a Preliminary Economic Assessment ("PEA") on 3 of the 10 known gold zones and determined that the Robertson Property is one of merit that warrants further development. The report also contained a current mineral resource estimate.

In mid-2010, exploration of the property was essentially halted by the U.S. Bureau of Land Management (“BLM”). Coral will be able to continue developing the property once a new environmental assessment and amended plan of operations have been accepted by the BLM.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2013

During the second quarter, Coral drilled 13 holes which were permitted since they had been included in a previous plan of operations.  The holes were  part of the Phase 1 drill program as proposed in the January 2012 PEA and were designed to determine if Amax Gold Inc.'s ("Amax") historic drilling data from the property could be used with certainty to upgrade the level of confidence in resources contained in the oxidized zones.

Current Resources

Coral's current NI 43-101 compliant inferred resource estimate at the Robertson property was calculated in the 2012 PEA Report by Coral's independent engineering firm, Beacon Hill Consultants (1988) Ltd. ("Beacon Hill"). Gold ounces were calculated on the basis of US$1,350/oz Au and 70% Au recovery. The 0.0067 ozAu/t cut-off grade utilized to report the resource was derived from a mining cost of US$1.02/ton, process cost of US$5.00/ton and waste cost of US$1.14/ton. The mineral resources in the table below were estimated using the CIM Standards on Mineral Resources and Reserves:

Zone	Tons	Ounces per Ton	Ounces of Au (Inferred)
39A	26,779,714	0.0230	615,933
GP Oxide	21,939,550	0.0127	278,632
GP Sulphide	48,759.224	0.0119	580,235
Porphyry Oxide	59,707,994	0.0137	818,000
Porphyry Sulphide	9,817,623	0.0132	129,593
Altenburg Hill Oxide	23,170,083	0.0131	303,528
Altenburg Hill Sulphide	178,279	0.0087	1,551
Triplett Gulch Sulphide	678,279	0.0152	10,310
East Zone Sulphide	694,672	0.0171	11,879

Total	191,725,418	0.0143	2,741,673

Note:
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Preliminary Economic Assessment (“PEA”)

In 2010, Coral commissioned Beacon Hill to commence a Preliminary Economic Assessment (“PEA”) that would meet the NI 43-101 standard on three of its gold deposits located on the Robertson Property.  The report was finalized and made public in late January 2012 (See news release dated January 18th 2012).  .

In completing the study, Beacon Hill used the services of Knight Piésold Ltd., SRK Consulting (U.S.) Inc., Kaehne Consulting Ltd., Kirkham Geosystems Ltd., R. McCusker, P.Geo., and F. Wright Consulting Inc. There are a number of deposits located on the Robertson property; however, Altenburg Hill, Porphyry and Gold Pan are advanced development zones and are the subject of this PEA and based upon a combination of open pit mining methods and cyanide heap leach.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2013

The results of the evaluation are as follows:

Resources and Mining

●	Est. inferred resources at a cut-off of 0.005 oz Au/t	78.2 million tons grading 0.0138 oz Au/t.
●	In situ gold	1,080,900 oz’s
●	Development period to construction decision	5 years
●	Mine life	10.5 years
●	Average production rate	21,300 tpd
●	Ore to waste Strip Ratio	0.6:1
●	Leach recovery HG cut off 0.0147 oz Au/t	67%
●	Leach recovery LG cut off 0.005 to 0.0147 oz Au/t	45%
●	Saleable gold	608,000 oz’s

Note:
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Economics

Two alternatives were reviewed, owner operated and contractor operated. The results shown are after tax. Taxes are considered indicative only.

Description	Owner Operated US$ millions	Contractor Operated US$ millions
Development Cost	16.5	16.5
Initial Capital Cost	122.1	97.0
Ongoing Capital Cost	54.2	26.1
Average Operating Cost US$/ton mined	5.28	6.45

Results of Economic Analysis at Various Gold Prices (Owner Operated)

Gold Price US$/oz	IRR %	NPV undiscounted US$ million	NPV discounted 5% US$ million	Payback Period Years
1350	15.44	180.6	96.2	5.91
1500	20.13	247.2	147.1	4.72
1750	27.40	358.3	230.7	3.91

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2013

Results of Economic Analysis at Various Gold Prices (Contactor Operated)

Gold Price US$/oz	IRR %	NPV undiscounted US$ million	NPV discounted 5% US$ million	Payback Period Years
1350	15.43	159.4	85.4	5.94
1500	20.96	226.4	135.9	4.86
1750	29.18	337.8	219.7	3.82

Note:
It should be noted that the economic analysis of this deposit is based upon the expenditures from the time a construction decision is taken and that all development costs to that point have been considered as sunk costs whether they have been expended or not at this time.

The PEA is considered preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves have not yet demonstrated economic viability. Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration or mineral reserves once economic considerations are applied. Therefore there is no certainty that the production profile concluded in the PEA will be realized.

The PEA indicates that the Robertson Property is one of merit that warrants further development.  The first phase of this development is recommended to be exploration drilling, metallurgical test work, environmental studies and permitting and completion of a prefeasibility study.  The cost of this work is estimated to be US$7.9 million as shown below.

Summary of Expenditures to Completion of Prefeasibility

Description	Estimated Cost $
Royalty and Regulatory Fees	351,680
Exploratory and definition drilling	2,817,000
Metallurgical test work program	900,000
Environmental program	1,826,138
Preliminary Feasibility Study	1,495,000
Contingency	510,182
Total	7,900,000

Exploration and definition drilling consists of the following:

The Phase I should consist of drilling 40 HQ diameter diamond core holes and 42 RC holes having an average depth of 400-500 ft and totaling about 40,000 ft in the;

1.
Porphyry Zone:  “Twinning” 10 percent (20 holes) of the historic drill holes by diamond core drilling to determine if “historic” Amax drilling data can be used with confidence to upgrade the level of confidence in the resources. In addition, a further 17 RC holes, totaling about 7,600 ft, to be drilled along the west and south boundaries of the Porphyry Zone to test for possible extensions to mineralization.

2.	Altenburg Hill/South Porphyry Area: Twenty-five RC holes totaling 12,400 ft.

3.	Gold Pan Zone: Twenty wide-spaced diamond core holes totaling 10,000 ft to verify continuity and grade retuned in historic drilling.

4.	Altenburg Hill/South Porphyry: Based on results on the Phase I RC drilling follow up diamond core drilling (20 holes) is to be conducted in this area

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2013

The proposed metallurgical test work consists of variability testing and will be performed on samples obtained both spatially and at depth for the oxide and transition to sulfide ore zones. This work will encompass;

•	prepare composite material representing larger zones of each deposit to define the crush size and other process conditions;
•	crushing work index and abrasion testing;
•	mineralogical evaluation of column feed and products;
•	extensive column work to determine optimum crush size and other process conditions;
•	similar testing as was performed on oxide materials to be done on sulfide and transition zone materials;
•	additional processing parameters to be investigated including reagent use and concentrations;
•	leach evaluation on material that is below the cut-off grades of the various deposits which was classified as waste based on dump leaching of run of mine, low grade materials;
•	laboratory test work on up to 10 tonnes of 100% minus 300 mm (~12”) feed.

Note also that the PEA concerns only the relatively shallow portions of these three deposits: Gold Pan, Porphyry and Altenburg Hill.  Other deposits such as Distal, 39A, Triplet Gulch and a zone to the east of Gold Pan were not part of this study.  However, all deposits form part of the 2011 calculation of the resources by Beacon Hill using a base case of US$1,350 per ounce. (Inferred mineral resource of 191 million tonnes @ 0.0143 oz Au/ton containing a total of 2.741 million ounces). It should be noted the resources are reported with consideration for their reasonable expectation of economic extraction as defined using an optimized pit shell.

The PEA also shows the logistical advantages of the Robertson Property, namely:

•	Nevada State Highway 305, a paved all weather road which is the main access to Barrick’s Cortez Operations (adjoins the Robertson Property to the south) crosses the south east corner of the property;
•	A network of gravel roads give easy access to the gold resources at the Robertson Property;
•	The gold resources are on the south east edge of the Shoshone Range. The leach pads can be built on the basinal flat land, only a short haul from the planned pits;
•
The electric power transmission line which supplies Cortez, parallels State Highway 306 and crosses the Robertson Property. The proposed gold recovery plant would be built adjoining the power transmission line. (ie. internal power lines will be very short);

•
Workers at Cortez are bussed from Elko for a 12 hour shift, four day work week. Personnel at the Robertson Property would enjoy a slightly shorter commute from Elko or alternatively, they could live in Crescent Valley, Nevada, eight miles distant on the State Highway 306.

Drilling

Coral’s cultural and wildlife surveys were sufficiently completed by the end of 2011 to allow the Company to demonstrate to the BLM that 13 proposed diamond core holes on the Porphyry zone do not impact on cultural or wildlife areas.  The program consisted of 13 diamond drill core holes that twinned existing Amax Gold Inc. ("Amax") holes (circa 1990 -- 1996) and provided core for leach tests at McClelland Laboratories Inc. ("McClelland Labs") in Reno, Nevada. The holes were part of the Phase 1 drill program as proposed in the January 2012 PEA Assessment  and were designed to verify Amax's historic drilling data, and to upgrade the level of confidence in resources contained in the oxidized zones. The Phase 1 drill program represented Coral's first step towards pre-feasibility as defined by the PEA.

Assays for holes CC-12-1 through CC-12-13 have been received from ALS Minerals ("ALS"). Comparison with the earlier holes is as follows: (all holes are vertical)

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2013

Hole ID	Type	Total Depth (ft)	From (ft)	To (ft)	Thickness (ft)	Average Grade 0.005 oz Au Cutoff		Average Grade No Cut Off
						Au (g/t)	Au oz/t	Au (g/t)	Au (oz/t)
CC12-1	DDH	500	105	385	280	0.569	0.0166	0.439	0.0128
CR-04-20	RC	500	80	375	295	0.62	0.0181	0.409	0.0119

CC12-2	DDH	500	55	450	395	0.836	0.0244	0.748	0.0218
AT 168	RC	500	60	465	405	0.729	0.0213	0.658	0.0192

CC12-3	DDH	600	50	515	465	0.441	0.0129	0.395	0.0115
AT-074	RC	600	55	525	470	0.377	0.0110	0.343	0.0100

CC12-4	DDH	450	10	320	310	0.855	0.0250	0.622	0.0182
AT-194	RC	450	15	345	330	0.709	0.0207	0.569	0.0166

CC12-5	DDH	550	30	495	465	0.816	0.0238	0.734	0.0214
CAT-044	DDH	500	40	115	75	0.242	0.0071
			145	485	340	1.584	0.0463	1.206

CC12-6	DDH	500	30	405	375	0.593	0.0173	0.507	0.0148
CAT-049	DDH	500	39	155	116	0.341	0.0100
			230	415	185	1.011	0.0295	0.526	0.0154

CC12-7	DDH	400	10	210	200	0.704	0.0206	0.431	0.0126
AT-187	RC	400	230	325	95	0.242	0.0071
			10	180	170	0.999	0.0292	0.551	0.0161
			210	250	40	0.390	0.0114
			265	325	60	0.293	0.0086

CC12-8	DDH	300	35	265	230	0.683	0.0199	0.554	0.0162
CAT-022	DDH	300	20	270	250	0.77	0.0225	0.700	0.0204

CC-12-9	DDH	400	35	270	235	1.536	0.0449	0.987	0.0288
CAT-025	RC	400	30	290	260	0.910	0.266	0.681	0.0199

CC12-10	DDH	500	30	495	465	0.503	0.0147	0.494	0.0144
CAT-025	DDH	500	70	90	20	0.312	0.0091
			120	205	85	0.444	0.0130
			240	475	235	0.678	0.0198	0.458	0.0134

CC12-11	DDH	450	30	395	365	0.376	0.0110	0.355	0.0104
CAT-043	DDH	450	30	135	105	0.376	0.0110
			165	365	200	0.284	0.0083	0.281	0.0082

CC12-12	DDH	600	175	575	400	0.435	0.0127	0.347	0.0101
CAT-026	DDH	600	250	560	310	0.485	0.0142	0.396	0.0116

CC12-13	DDH	500	40	495	455	0.385	0.0112	0.369	0.0108
AT-136	RC	450	25	450	425	0.493	0.0144	0.493	0.0144

The program was run and supervised by Bob McCusker a Qualified Person as defined by NI-43-101.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2013

Environmental Assessment (“EA”)

In April 2010, SRK Consulting (US) Inc. (“SRK Consulting” or “SRK”), our environmental compliance and permitting consultants, submitted an amended Plan of Operation ("APO") to the BLM and the Nevada Department of Environmental Protection ("NDEP") to allow us to carry out our work plan. A setback occurred when the BLM declined our drilling permit application because our existing EA (circa 1980's) was out of date. Realizing the importance to our Company of the ability to keep drilling, the BLM suggested that we withdraw our APO and revert back to a previous APO from 2007 that allowed us, without any amendments to drill on certain areas of the property.

In June 2010, we withdrew our original APO when the BLM determined that a new EA of the Robertson property would be required. We immediately commissioned SRK Consulting to commence work on the new EA which is to include archeological and endangered species studies, as well as addressing a number of other environmental issues. While the completion of the new comprehensive EA has delayed certain parts of the drill program, Coral stands by its on-going commitment to sound environmental management.

The BLM accepted the fifth submission of the 2010 APO and a kick off meeting was held on July 20, 2011.  The meeting outlined the need for a new EA.  In particular, the various categories to be studied in the EA – cultural, wild life, native religions, hazmat, paleontology, range management, noxious weeds, air quality, hydrology, riparian zones, migratory birds, environmental justice and socio economic issues.

Studies had been in progress since November 2010 but the EA did not officially start until July 2011.  The cultural studies were done by Kautz and Co. of Reno, Nevada.  Most of the other studies are by SRK out of Elko, Nevada who have overseen the entire environmental assessment.

As Coral anticipated, the work did not locate native religious sites or burial grounds etc. but the ghost mining town of Tenabo has required detailed study.

By July 13, 2012, the baseline vegetation and wildlife field work had been completed and the baseline studies report was submitted to the BLM.

The BLM's response to Corals Baseline Studies was received July 27, 2012 and delivered to SRK Consultants whom have since supplied a response to the modifications to the Baseline Studies required by the BLM.

SRK reported that responses from all the various questions on vegetation, wildlife, air quality and Native American specialists had been received. As a result the Cumulative Effects Study Area's (CESA) was enlarged and SRK completed the cumulative analysis which is the final stage of the EA.

On September 24, 2012, Coral announced that SRK had completed and submitted the EA to the BLM.  Coral is now awaiting the BLM's response. Should the EA be accepted, Coral will then submit its application for the new APO report.

Coral expects that when the BLM accepts the EA as complete, it will rule that the extensive drilling and test pit program proposed in the APO can be done at certain times of the year and using environmentally safe practices which will result in little or no impact on the environment and give Coral the permit to proceed. Coral has applied for a blanket permit to allow the Company to drill up to 500 holes.  Upon acceptance of the APO, Coral plans to continue Phase 2 drilling consisting of 60 holes as part of the forthcoming pre-feasibility study.

Compliance with the EA process is mandatory.  The various categories studied are the subject of numerous Nevada State and US Federal laws. Fortunately not all are applicable to the Robertson property.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2013

Outlook

Coral is working to move the Robertson project towards pre-feasibility by following the recommendations laid out in the PEA (see news release dated January 18th, 2012).

Coral had wanted to drill a further 27 core holes as recommended by the PEA in 2012 however the BLM has decided “Based on a review of the case file and information received, BLM will not approve a minor modification allowing more disturbance or additional drilling on pre-existing disturbance for the Robertson Project. BLM will defer authorizing any additional disturbance on the project until the current APO and NEPA review are complete”.

In the new APO, Coral has applied for a 10 year blanket permit that will allow the Company to drill up to 500 holes, thus ensuring that further progress is not impeded.

Selected Annual Information

The following financial data is derived from the Company’s audited consolidated financial statements for the three recently completed financial years:

	January 31, 2013	January 31, 2012	January 31, 2011

	$	$	$
Revenue	-	-	-
Loss before other items	(1,365,288)	(772,587)	(1,276,817)
Loss for the year	(1,542,564)	(773,813)	(1,559,781)
Loss per share	(0.05)	(0.02)	(0.05)
Total assets	20,330,548	20,756,599	21,380,222
Total liabilities	3,435,002	2,719,920	2,740,928
Working capital	(539,814)	1,166,633	2,577,722

The Company had a loss of $1,542,564 for the year ended January 31, 2013 (“fiscal 2013”) as compared to loss for the year ended January 31, 2012 (“fiscal 2012”) of $773,813.  The increase in loss for the year is primarily due to an increase in share-based payments and investor relations expenses. Share-based payments were $855,773 in fiscal 2013 as compared to $63,146 in fiscal 2012, an increase of $792,627.

In 2011, the Company closed a private placement which increased cash and total assets by $2,453,843. There were no private placement financings in fiscal 2013 or 2012. As a result working capital decreased in fiscal year 2013 as a result of the Company continuing its exploration and drilling programs. The majority of the Company’s expenditures relate to exploration activities and therefore are capitalized in accordance with the Company’s accounting policy and included in exploration and evaluation assets. Consequently, a significant amount of the Company’s working capital used throughout the years is converted from a current asset to a long-term asset as opposed to appearing on the Statement of Operations and Comprehensive Loss. Exploration and evaluation assets increased from $17,893,018 in fiscal 2012 to $19,264,220 in fiscal 2013.

The Company continues to have reclamation bonds with the State of Nevada, which have a carrying value of $474,034 at January 31, 2013 as compared to $417,393 at January 31, 2012, an increase of $56,641. The Company plans to fulfill its obligation however as the result of planned exploration on the Robertson property, the Company has deferred the reclamation work at this time.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2013

Results of Operations

Summary of Quarterly Results

	2013	2013	2013	2013	2012	2012	2012	2012
Period ended	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1
		$	$	$	$	$	$	$
Revenue	—	—	—	—	—	—	—	—
Loss for the period	(318,228)	(380,170)	(106,257)	(737,909)	(171,088)	(221,457)	(235,353)	(145,915)
Loss per Share	(0.00)	(0.01)	(0.00)	(0.02)	(0.01)	(0.02)	(0.01)	(0.00)
Total Assets	20,330,548	20,100,685	20,028,500	20,343,078	20,756,599	21,782,689	21,782,689	22,451,253

Quarterly costs fluctuate with non-cash items such as share-based payments, deferred income tax and foreign exchange variances.

Because the Company has not generated any income in recent years, total assets trend downward during the periods when there are no new funds raised. However, the majority of expenditures are capitalized as exploration and evaluation assets therefore total asset value does not decrease as dramatically as working capital.  When there is a sharp increase in total assets, it is often because cash was raised through the issuance of new equity shares. There were no new financing during the current quarter.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2013

Three months ended January 31, 2013 compared with the three months ended January 31, 2012

	2013	2012

Operating and Administrative Expenses
Consulting fees	$3,000	$3,000
Depreciation	462	480
Directors’ fees	7,500	3,000
Finance costs	19,377	4,539
Investor relations and shareholder information	4,460	21,627	1
Legal and accounting	33,700	55,347
Listing and filing fees	4,045	3,369
Management fees	7,500	26,250	2
Office and miscellaneous	15,228	22,376
Salaries and benefits	33,571	49,437	3
Share-based payments	(2,611)	(41,384)
Travel	2,857	5,535
	129,089	153,576

Loss before other items	(129,089)	(153,576)

Other Income (Expenses)
Interest and other income	61	9,056
Foreign exchange gain (loss)	(17,780)	4,724
Impairment loss on investments	(40,337)	-
Gain on sale of investments	16,895	-	4
Loss Before Income Tax	(170,250)	(139,796)

Deferred income tax expense	(147,978)	(31,291)

Net Loss For the Period	(318,228)	(171,087)

Other Comprehensive Income (Loss)
Unrealized gain (loss) on investment in securities	69,050	(292,347)
Comprehensive Loss For the period	(249,178)	(463,434)	5

Loss per Share - Basic and Diluted	$(0.01)	$(0.01)

1.
Investor relation expenses for the quarter ended January 31, 2013 was $4,460 compared to $21,627 in the comparable quarter, a decrease of $17,167. During the current quarter the Company attended fewer trade shows and decreased spending on marketing and promotion initiatives.

2.
Management fees during the quarter ending January 31, 2013 was $7,500 compared to $26,250 in the comparative period, a decrease of $18,750. During the second quarter of 2012, the chairman of the board resigned and a management fee is no longer paid.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2013

3.
Salaries and benefits for the quarter ended January 31, 2013 was $33,571 compared to $49,437 in the comparative quarter, a decrease of $15,866. During the year, the Company reallocated some of its common costs allocations to reflect a decrease in operating activities.

4.
During the quarter the Company sold shares held of related party to provide cash for operations. The gain in these shares was $16,895. There was no disposal of shares in related company in the comparable quarter.

5.
As a result of the foregoing, net loss for the period ended January 31, 2013 was $318,228 an increase of $147,141 compared to the period ended January 31, 2012. The increase in net loss for the period resulted in no change in loss per share.

Twelve months ended January 31, 2013 compared with the twelve months ended January 31, 2012

	2013	2012

Operating and Administrative Expenses
Consulting fees	$12,000	$96,951	1
Depreciation	1,849	1,845
Directors’ fees	16,500	12,000	2
Finance costs	27,561	7,067
Investor relations and shareholder information	70,518	109,690	3
Legal and accounting	39,004	58,676
Listing and filing fees	26,157	24,646
Management fees	67,500	106,140
Office and miscellaneous	73,088	90,259
Salaries and benefits	153,137	169,483	4
Share-based payments	855,773	63,146	5
Travel	22,201	32,684
	1,365,288	772,587

Loss before other items	(1,365,288)	(772,587)

Other Income (Expenses)
Interest and other income	4,252	28,784	6
Foreign exchange gain (loss)	(15,369)	1,281
Impairment loss on investments	(40,337)	-	7
Gain on sale of investment	22,155	-	8
Loss Before Income Tax	(1,394,586)	(742,522)

Deferred income tax expense	(147,978)	(31,291)

Net Loss For the Year	(1,542,564)	(773,813)	9

Other Comprehensive Income (Loss)
Unrealized gain (loss) on investment in securities	(454,342)	(330,342)	10
COMPREHENSIVE INCOME (LOSS) FOR PERIOD	(1,996,906)	(1,104,155)

Loss per Share - Basic and Diluted	$(0.05)	$(0.02)

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2013

1.
Consulting fees during 2013 were $12,000 compared to $96,951 in the comparative year, a decrease of $84,951. During the prior year the Company hired a number of consultants to provide various marketing and financial services. Due to the decrease in activity in the current year the Company has not required such services.

2.	Directors fees during the year were $16,500 compared to $12,000 in the previous year. During the year the Company appointed an additional director to board.

3.
Investor relation expenses for the year ended January 31, 2013 was $70,518 compared to $109,690 in the comparable year, a decrease of $39,172. During the current year the Company attended fewer trade shows and spent less on marketing and promotion initiatives as result of decrease in operating activities.

4.
Salaries and benefits for the year ended January 31, 2013 was $153,137 compared to $169,483 in the comparative year, a decrease of $16,346. During the year, the Company revised some of its common costs allocations to reflect a decrease in operating activities.

5.
Share-based payments for the year ended January 31, 2013 was $855,773 compared to $63,146 in the comparative year, an increase of $792,627. During the period ended January 31, 2013, the Company granted 1,765,000 new stock options to consultants, directors, and employees. The fair value of these options was $425,924. Also during the period, the Company extended warrants previously issued pursuant to a private placement announced on March 3, 2010. The fair value related to extending these warrants was $429,849.

6.	Interest earned during the year ending January 31, 2013 was $4,253 compared to $28,784 in the comparable year. The decrease of $24,531 is due to lower cash balances in hand during the year.

7.
During the year ended January 31, 2013, the share price of an investment in a related company declined significantly. The amount of the cumulative unrealized loss that is reclassified from other comprehensive loss represents the difference between the book cost and current fair value. The amount reclassified at January 31, 2013 was $40,337. There was no similar impairment in the prior year.

8.
During the year the Company sold shares held of related party to provide cash for operations. The gain in these shares was $22,155. There was no disposal of shares in related company in the comparable year.

9.
As a result of the foregoing, net loss for the year ended January 31, 2013 was $1,542,564 an increase of $768,751 compared to the year ended January 31, 2012. The increase in net loss for the period resulted in and increase in loss per share from $0.02 per share to $0.05 per share.

10.
Unrealized loss on investments in securities during the year ended January 31, 2013 was $454,342compared to an unrealized loss of $330,342 in the comparative year, a net change of $124,000. The change is due to decrease in the fair market values of the securities held.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2013

Liquidity and Capital Resources

Currently, the Company has no operating income but is earning interest income on its entire cash holdings. Historically, the Company has funded its operations through equity financings and the exercise of options and warrants.

During the year ended January 31, 2013 the Company incurred exploration expenditures that increased its mineral property carrying value on the Robertson Property to $1,365,390. At January 31, 2013, the Company had a working capital deficiency of $539,814 and cash of $14,450.

Management is currently working on securing funding for next phase of development and to ensure that the Company has sufficient cash on hand to finance limited exploration work on its mineral properties and maintain administrative operations. The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital intensive, and in order to maintain its interest the Company will be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

The change in cash flow activities can be summarized as follows:

	January 31, 2013	January 31, 2012
	$	$
Operating activities	88,343	(724,955)
Investing activities	(1,211,684)	(1,094,263)
Financing activities	-	438,394
Effect of exchange rate fluctuations on cash and cash equivalents	(15)	(546)
Net (decrease) increase in cash	(1,300,044)	(1,381,370)
Cash and cash equivalents, beginning of period	1,314,494	2,695,864
Cash and cash equivalents, end of period	14,450	1,314,494

Cash used in operating activities is primarily comprised of operating and administrative expenses as the Company is at the exploration stage and has no sources of revenue. The decrease in cash used in operating activities during the year ended January 31, 2013 compared to the year ended January 31, 2012 is primarily due to an increase in the balance of accounts payable.

The Company’s expenditures of $1,211,684 on investing activities consist of 1,179,581 on exploration and evaluation activities and $58,937 to increase reclamation bond requirements. The Company also received cash proceeds of $26,834 on the sale of investment in marketable securities. During the comparative year expenditures on exploration and evaluation activities was $1,056,544.

The Company is dependent on equity financing to fund its operations. For the year ended January 31, 2013, the Company issued no common shares upon exercise of options and warrants. During the year ended January 31, 2012, the Company received $438,394 upon the exercise of options and warrants.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2013

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related party transactions for the year ended January 31, 2013 are as follows:

a.	$37,500 (2012 - $75,000) was paid for management fees to a private company controlled by a director and officer of the Company;

b.	$30,000 (2012 - $30,000) was paid for management fees to a private company controlled by a director and officer of the Company;

c.	$12,000 (2012 - $12,000) was paid for consulting fees to a private company controlled by an officer of related Company;

d.	$nil (2012 - $7,000) was paid for consulting fees to a private company controlled by an officer of related Company;

e.
$230,920 (2012 - $266,885) was charged for office and miscellaneous, salaries and benefits, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

f.	$26,564 (2012 - $40,109) was paid for geological consulting services to a private company controlled by a director and officer of the Company; and

g.	$16,500 (2012 - $12,000) was charged for directors’ fees to the Directors’ of the Company.

These charges were measured at the estimated fair values of the services provided or goods received.

The Company has entered into a cost-sharing agreement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month’s notice by either party.

Amounts receivable from a related party as at January 31, 2013 is comprised of $72,050 ((US$72,245) (January 31, 2012 - US$65,955)) less an allowance for non-collection of $39,008 ((US$39,113) (January 31, 2012 - US$39,113)) due from a company related by common directors.  Amounts due are without stated terms of interest or repayment.

Amounts payable to related parties as at January 31, 2013 include $131,269 (January 31, 2013 - $22,134) due to Oniva, $16,500 (January 31, 2012 - $12,000) due to directors of the Company, $19,667 (January 31, 2012 - $3,615) due to two private companies each controlled by directors, and $19,600 (January 31, 2013 - $nil) due to related companies for management fees.

Amounts due are without stated terms of interest or repayment.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2013

Disclosure of Key Management Personnel Compensation

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers was as follows:

	January 31, 2013	January 31, 2012

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$110,564	$117,000
Other members of key management	57,162	47,774

Share-based payments
Members of the Board of Directors	269,501	-
Other members of key management	50,821	-
	$488,048	$164,774

Proposed Transactions

The Company does not currently have any proposed transactions.

Critical Accounting Estimates

Significant areas requiring the use of management estimates include the recoverability of amounts receivable; the recoverable value of exploration and evaluation assets; the estimation of the useful lives of property and equipment; the recoverability and measurement of deferred income tax assets and liabilities; the provisions for estimated site restoration obligations; and the inputs used in accounting for share-based payments expense. While management believes that these estimates are reasonable, actual results could differ from those estimates and could have a material impact to the results of operations and cash flows of the Company.

Financial Instruments

The Company has classified its cash and cash equivalents as FVTPL. Marketable securities are classified as available for sale and amounts due from related parties are classified as loans and receivables. Accounts payable and amounts due to related parties are classified as other liabilities. The fair values of the Company’s cash and cash equivalents, due from related parties, due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, credit risk, liquidity risk and market risk.

Credit Risk
The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Liquidity Risk
The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2013

Market risk
Market risk consists of interest rate risk, foreign currency risk and other price risk. The only market risk to which the Company is exposed is interest rate risk.  The Company’s cash and cash equivalents and restricted cash consist of cash held in bank accounts, fixed income investments and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of January 31, 2013.  Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity. The Company’s sensitivity analysis suggests that a 1% change in interest rates would not have a significant effect on the Company.

Outstanding Share Data

The Company had the following issued and outstanding share capital as at January 31, 2013 and May 30, 2013:

Common shares: 33,563,649 as of January 31, 2013 and 34,078,541 as of May 30, 2013.

Stock options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (January 31, 2013)	Number of Shares Remaining Subject to Options (May 30, 2013)
February 4, 2013	$1.00	50,000	-
February 22, 2013	$0.40	10,000	-
May 1, 2013	$1.00	15,000	-
January 13, 2015	$0.76	515,000	515,000
September 17, 2015	$0.45	555,000	550,000
January 21, 2016	$0.80	430,000	420,000
February 22, 2017	$0.40	920,000	900,000
October 12, 2017	$0.30	700,000	680,000
TOTAL:		3,285,000	3,155,000

Warrants:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (January 31, 2013)	Number of Underlying Shares (May 30, 2013)
October 1, 2013*1	$0.75	4,709,120	4,709,120
October 23, 2013*2	$0.75	1,755,000	1,755,000
TOTAL:		6,464,120	6,464,120

*
On March 28, 2012, the TSX Venture Exchange approved the 1st extension of these warrants to October 1, 2012 and October 23, 2012 and on September 20, 2012, the TSX Venture Exchange approved the 2nd extension of these warrants to October 1, 2013 and October 23, 2013.

1	Original expiry date: April 1, 2012
2	Original expiry date: April 23, 2012

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2013

Disclosure Controls and Procedures
The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at January 31, 2013 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

The Company assessed the design of the internal controls over financial reporting as at January 31, 2013 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Coral because of limitations in size and number of staff.  The Company believes it has taken steps to mitigate these risks by increasing additional accounting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the year ended January 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of May 30, 2013. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.